UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

INDEX	Pag

Management Report

Dear Shareholders:
We present the Performance Commentary on the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or the Bank) for the period ended March 31, 2026, prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the IFRS Interpretation Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC).

The Consolidated Financial Statements prepared in accordance with the international accounting standard issued by the International Accounting Standards Board (IASB) for the quarter ended March 31, 2026, will be published on April 29, 2026, at www.santander.com.br/ri.

Economic Situation

The economic performance was highlighted by the following themes:

In the international environment

❖ The global economy remains resilient, but is experiencing a supply shock and increased uncertainty.
The global economy began 2026 with greater resilience than expected, with activity still positive in major economies and relatively tight labor markets, although at a less robust pace than in 2025. This initial performance supported the reading of a gradual slowdown, with the United States, China, and the euro area maintaining positive growth, albeit heterogeneously. Throughout Q1 2026, however, the global environment changed. The escalation of the conflict in the Middle East generated a new energy shock, putting pressure on commodities, logistics costs, and current inflation, in addition to increasing financial volatility and trade uncertainty. As a result, the balance of risks for global growth deteriorated, while the disinflation trajectory began to appear less linear, especially in advanced economies. The shock reignited the dilemma for central banks between lower growth and higher inflation, leading the IMF to signal downward revisions to global growth in 2026.

❖ Oil at the heart of global macro dynamics

The main driver of the first quarter of 2026 was the intensification of the conflict in the Middle East, especially the direct involvement of Iran, which resulted in a significant shock to the global energy market. The disruption in the Strait of Hormuz—a strategic route for about 20% of the world's oil—significantly increased the perceived risk to global supply, placing oil back at the center of international macroeconomic dynamics. In this context, Brent crude accumulated a gain of over 35% during the year, prompting warnings from multilateral organizations about the risk of more prolonged supply constraints and persistent inflationary effects. The rise in oil prices began to put pressure on current inflation, contaminate expectations, reduce real income, and weaken activity, especially in energy-importing economies. The shock reintroduced an adverse supply component at a time when some advanced economies were approaching the end of disinflation, reigniting the growth-inflation dilemma faced by central banks.

❖ Central banks adopt a more cautious stance in the face of the energy shock.
In the field of monetary policy, the quarter was marked by greater caution from major central banks. The Federal Reserve kept its benchmark interest rate unchanged at its January and March meetings, maintaining a data-dependent stance in an environment of inflation still above target. Throughout the quarter, the Fed began to signal a less benign inflationary scenario, with higher inflation projections and less conviction regarding the eventual resumption of the rate-cutting cycle, especially after the energy shock, which added new upside risks to the scenario. The European Central Bank also kept interest rates stable and explicitly acknowledged that the escalation of the conflict in the Middle East should put pressure on inflation in the short term via energy. Overall, the global environment remained in a holding pattern: the trajectory of interest rates began to incorporate greater uncertainty in the face of an adverse supply shock.

In the home environment

The Brazilian economy is set to accelerate again in early 2026 with pockets of resilience and renewed momentum.

The Brazilian economy began 2026 in a cyclical recovery process after losing momentum in the second half of 2025. GDP in Q4 2025 advanced only 0.1% quarter-on-quarter, the second consecutive quarter of near-stagnation. However, high-frequency indicators for Q1 2026 painted a net positive picture. While the labor market remained relatively tight, consistent with significant real wage gains, it is worth highlighting the beginning of the effects of the income tax exemption for individuals, which permanently increases the disposable income of eligible families.

❖ The improvement in inflation was interrupted.

The turn of the year brought more favorable signs for inflation, with the IPCA (Brazilian consumer price index) over 12 months falling from 4.3% in 2025 to 3.8% by February, still above the 3% target, benefiting from currency appreciation and moderation in food prices.. However, this scenario reversed in March, when the IPCA registered a higher-than-expected increase, raising 12-month inflation to 4.1%. This movement mainly reflected strong pressure from fuel and food prices, in line with the domestic transmission of the external energy shock resulting from the war in the Middle East. Despite this, the core inflation reading remained more subdued than the headline index, indicating that underlying disinflation has not yet been fully reversed. The quarter thus highlighted an environment of more pressured current inflation and greater uncertainty regarding the speed of convergence to the target.

❖ Copom begins easing restrictions, but with greater caution and more limited room for cuts.

The main monetary policy event of the quarter was the start of the Selic rate reduction cycle, in a more adverse context than previously anticipated. In January, the Copom (Monetary Policy Committee) maintained the rate at 15.00% per year and signaled easing for the following meeting. In March, it implemented the first cut since May 2024, reducing the Selic rate to 14.75%, in a 25 bps adjustment—below the prevailing pricing before the escalation of the conflict in the Middle East. The Central Bank characterized the move as a calibration cycle, reflecting the worsening of the risk balance associated with the external energy shock. In the baseline scenario, the inflation projection for 2026 was raised to 3.9%, reinforcing the message that the cycle has begun, but with greater caution, less conviction regarding its extent, and enhanced vigilance over expectations and secondary pass-throughs.

Consolidated Performance

In 1Q26, we maintained our focus on executing our strategy, with the ambition of becoming the leading financial platform in our customers’ lives. We continue to make consistent progress in building an increasingly diversified, resilient and profitable operation, well positioned for sustainable long-term growth.

We closed the quarter with a net profit of BRL 3.8 billion, representing a decline of 7.3% QoQ and 1.9% YoY. Return on equity reached 16.0%, down 1.6 p.p. QoQ and 1.5 p.p. compared to the same period of 2025.

Total revenues increased 0.8% QoQ and 0.9% YoY. Net interest income rose 3.1% QoQ and declined 0.7% YoY. On a quarterly basis, performance was mainly driven by an improvement in market NII, reflecting lower negative sensitivity to interest rates, lower number of business days, and improved treasury results. On an annual basis, the decline reflects the negative interest rate sensitivity and lower treasury results, weighing on market NII results. Client NII declined 1.4% QoQ and increased 4.8% YoY. QoQ performance reflects fewer calendar and business days, while yearly growth was mainly driven by volume, mix and pricing discipline, contributing to spread expansion.

Fees delivered solid annual performance, increasing 5.8% YoY, supported by revenue diversification, with a more balanced contribution between credit and services, and remaining a key growth pillar. Highlights include cards (+9.8%) and insurance (+12.2%). On a quarterly basis, fees declined 5.5%, reflecting typical seasonality, particularly in cards.

The expanded loan portfolio declined 0.4% QoQ and increased 3.4% YoY, totaling BRL 705,582 million. The quarterly decline was mainly driven by seasonality in cards and FX effects. Over twelve months, growth was led by consumer finance (+14.2%), while in Individuals, mortgages (+10.6%) and cards (+9.1%) stood out, and SMEs grew 9.9% YoY. We maintain a disciplined approach to capital allocation, focused on strategic businesses, portfolio risk management and profitability.

Total funding reached BRL 743,309 million, increasing 0.6% QoQ and 2.8% YoY, maintaining our focus on a more balanced mix between Individuals and Corporate, with Individuals now representing 51% of total funding (+6 p.p. YoY).

The result from loan losses totaled BRL 6,344 million, increasing 3.9% QoQ and declining 0.7% YoY. On a quarterly basis, provisions remained pressured by the macroeconomic environment and elevated household indebtedness, while the annual decline reflects active risk management and portfolio mix effects.

Expenses remained under strict control, stable QoQ and increasing 0.9% YoY, well below inflation. We remain committed to efficient cost management and the use of technology to optimize processes and maximize productivity.

We are focused on delivering sustainable long-term results through a solid and diversified balance sheet, driven by an unwavering emphasis on excellence in customer experience

(R$ millions)	1Q26	4Q25	1Q26 x 4Q25	1Q25	1Q26 x 1Q25
Gross financial margin	15,812	15,332	3.1%	15,922	(0.7)%
Comissions	5,435	5,754	(5.5)%	5,137	5.8%
Total revenue	21,248	21,086	0.8%	21,058	0.9%
PDD Result	(6,344)	(6,105)	3.9%	(6,390)	(0.7)%
General expenses	(6,633)	(6,633)	—%	(6,573)	0.9%
Other operating income/expenses	(2,300)	(2,609)	(11.8)%	(2,126)	8.2%
Tax expenses	(1,453)	(1,471)	(1.2)%	(1,341)	8.3%
Others	65	78	(16.8)%	120	(45.9)%
Profit before taxes	4,583	4,347	5.4%	4,747	(3.5)%
Taxes and minority stakes	(795)	(260)	n.a.	(886)	(10.3)%
Net profit management	3,788	4,086	(7.3)%	3,861	(1.9)%
Accounting net profit	3,725	4,023	(7.4)%	3,778	(1.4)%
1 The table above considers managerial reclassifications in relation to the Financial Income Statement, the most relevant of which refer to the reclassification between margin and result of allowance for doubtful accounts on discounts, allowance for doubtful accounts on debentures, in addition to the reversal of amortizations on goodwill.
2 The table above considers management reclassifications in relation to the Income Statement of the BRGAAP book.

Strategy and Rating Agencies

For information regarding the Bank's strategy and ratings with rating agencies, please see the Earnings Report available at www.santander.com.br/ri.

Corporate Governance

The governance structure of Banco Santander comprises the Executive Board and its Executive Committee, consisting of the Chief Executive Officer, Senior Executive Vice Presidents, and Executive Vice Presidents, as well as the Board of Directors and its Advisory Committees: Audit, Risk and Compliance, Sustainability, Compensation and Nomination, and Governance.

Our Board of Directors currently has 45% female members and 55% independent members.

The additional information required by Law No. 15.177/2025 will be disclosed in the Management Report to be made available to shareholders on the date of the Ordinary General Meeting, pursuant to Article 133 of Law No. 6.404/76.

For more information on the corporate governance practices adopted by Banco Santander and resolutions of the Board of Directors, please visit www.santander.com.br/ri.

Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.
It has a permanent and independent function from any other function or unit, whose mission is to provide the Board of Directors and Senior Management with independent assurance on the quality and effectiveness of internal control processes and systems, risk management (current or emerging), and governance, thus contributing to the protection of the organization's value, solvency, and reputation. Internal Audit holds a quality certificate issued by the Institute of Internal Auditors (IIA).
To fulfill its functions and cover the risks inherent to Banco Santander's activity, Internal Audit has a set of internally developed tools. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among other things, its inherent risks, the latest audit rating, the degree of compliance with recommendations, and its dimension. The work programs, which describe the audit tests to be performed, are reviewed periodically.
The Audit Committee recommended approval of the audit work plan and also the Annual Internal Audit Report for the year 2026, and this was approved by the Board of Directors.

People

Banco Santander continues to strengthen its organizational culture, which seeks to contribute to the prosperity of people and businesses. Autonomy, leadership, and innovation are gaining ground, accelerating digital transformation and improving personalized offerings for the most diverse segments of society.
We have 49,107 employees across the entire Group, committed to the ambition of creating unique and personalized customer experiences, so that we become the primary bank for each of our clients.

To achieve this, the bank continuously invests in creating an environment where leadership is a benchmark for the organization's values, an inclusive culture ensures that each professional feels recognized and engaged in building their career, health and well-being are central, and continuous learning serves the constant improvement of the customer journey and the development of each employee. Opportunities for growth are democratized and accessible to all.

Sustainability

Our journey in sustainability began more than 20 years ago. Throughout this semester, we have experienced an intense evolution, in which we have improved our programs, business, and governance related to this topic.
Throughout this journey, key aspects include the assessment and mitigation of social, environmental, and climate risks for granting credit to projects and companies; the generation of businesses that support clients' transition to a low-carbon economy; and the building of a more inclusive society through education and employability initiatives, financial inclusion and entrepreneurship, and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as net zero, financial inclusion, and inclusive culture.
To ensure good governance of this process, we rely on robust policies and controls, supported by senior leadership.

In Q1 2026, we highlight the following results:

Sustainable business

❖ We have enabled R$ 10.8 billion in sustainable business deals, according to our sustainable finance and investment rating system (SFICS), reaching a total of R$ 52.4 billion in the sustainable credit portfolio, with growth of 30% YoY.
❖ We maintained our market leadership in CBIOS (carbon credits) with 38% market share.
The Prospera Santander Microfinanças program, which provides financial solutions to entrepreneurs, achieved a microcredit output of R$ 1.27 billion (3% YoY). The total portfolio grew by 9% YoY, reaching R$ 3.53 billion, with a total customer base of 1.2 million.
❖ Also noteworthy is the issuance of R$200 million in debentures to OLEOPLAN S.A. - ÓLEOS VEGETAIS PLANALTO, using resources from EcoInvest, a Brazilian government program for mobilizing foreign private capital and providing exchange rate protection, created to facilitate the attraction of foreign private investment for the country's ecological transformation. The funds will be used for the modernization and expansion of two biodiesel production plants.

Social impact

Through the Pensar program, we carried out financial literacy initiatives in public schools for high school students. The initiative involved 66 volunteers and 600 beneficiaries.

The Santander Integrated Social Project provided educational and cultural activities in 30 municipalities, in addition to training programs for local micro-entrepreneurs, in partnership with Prospera.

Education, employability and entrepreneurship

We highlight two initiatives focused on education and digital inclusion: the Santander Open Academy, a global platform offering courses, scholarships, and international career development opportunities, and the Digital Campus, a solution that supports the digitalization of universities through an application that creates a secure digital identity and integrates students, professors, and academic services. Together, these initiatives have benefited approximately 145,000 people, with an investment of 2.9 million in the community.

We held the 15th edition of the Santander SW50 program, an international initiative by The London School of Economics and Political Science (LSE) focused on developing women leaders. The program had participants from 11 countries, totaling approximately 6,000 people, with more than 2,000 from Brazil.

We also promote the Santander Jornada Tech – AWS, a partnership with Amazon Web Services, which offers a training track in cloud computing and artificial intelligence. The program had 33,000 applicants and offered 22,000 places, with the 50 best-performing participants receiving AWS Foundation certification

Reports and indexes

We have published our 2025 Integrated Annual Report, a document that presents our strategy, business model and financial performance, as well as key advancements in governance, risk management and sustainability. Access the full report on our Investor Relations website.

Independent Audit

The policy of Banco Santander, including its subsidiaries, regarding the contracting of services unrelated to the audit of Financial Statements by its independent auditors PricewaterhouseCoopers, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This basis stipulates the following: (i) the auditor must not audit his own work, (ii) the auditor must not perform managerial functions at its client, (iii) the auditor must not promote the interests of their client, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with Brazilian Securities and Exchange Commission Instruction No. 162/2022, Banco Santander informs that in the quarter ended March 31, 2026, PricewaterhouseCoopers did not provide any services unrelated to the independent audit of the Financial Statements of Banco Santander and relevant subsidiaries that could generate a conflict of interest, loss of independence, or impact the objectivity of its independent auditors. PricewaterhouseCoopers has procedures, policies, and controls in place to ensure its independence, which include an assessment of the work performed, encompassing any service that is not an independent audit of the Financial Statements of Banco Santander and its

Acknowledgments

We thank our customers, shareholders, and employees for the trust and support that have driven us to this point, and which have enabled the continuation of our history of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting of April 28, 2026).

Consolidated Condensed Balance Sheet

ASSETS	Note	03/31/2026	12/31/2025

Cash		25,247,371	20,232,729

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	276,202,118	262,407,149
Debt instruments		85,759,454	95,546,026
Equity instruments		5,384,000	4,862,393
Derivatives	18	57,706,835	65,590,206
Loans and advances to customers		5,813,076	6,413,587
Balances with the Brazilian Central Bank		121,538,753	89,994,937

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	58,627,846	69,446,583
Debt instruments		58,625,705	69,354,220
Equity instruments		2,141	92,363

Financial Assets Measured At Amortized Cost	3.a	812,836,311	800,545,822
Loans and amounts due from credit institutions		43,445,545	35,947,923
Loans and advances to customers		551,050,161	558,134,969
Debt instruments		125,511,043	114,708,615
Reserves at the Central Bank of Brazil		92,829,562	91,754,315

Derivatives Used as Hedge Accounting	18	41,989	217,492

Non-Current Assets Held For Sale	4	1,476,548	1,413,215

Investments in Associates and Joint Ventures	5.a	3,609,592	3,517,094

Tax Assets		65,424,261	65,060,517
Current		14,000,309	14,205,687
Deferred		51,423,952	50,854,830

Other Assets		12,224,833	8,915,748

Tangible Assets	6.a	5,035,157	5,046,133

Intangible Assets		33,138,812	33,226,983
Goodwill	7	27,802,697	27,844,674
Other intangible assets	8	5,336,115	5,382,309

Total Assets		1,293,864,838	1,270,029,465
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	Note	03/31/2026	12/31/2025

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	114,208,211	112,471,311
Trading derivatives	18	53,231,267	59,827,986
Short positions		60,327,958	49,380,059
Marketable debt securities		648,986	3,263,266

Financial Liabilities Measured at Amortized Cost	9.a	1,014,775,406	992,386,546
Deposits from Brazilian Central Bank and deposits from credit institutions		150,159,591	146,867,521
Customer deposits		598,847,181	593,328,796
Marketable debt securities		159,679,782	156,662,290
Debt instruments eligible to compose capital		29,338,672	28,113,937
Other financial liabilities		76,750,180	67,414,002

Derivatives Used as Hedge Accounting	18	24,960	184,005

Provisions	10.a	12,329,865	11,804,482
Provisions for pension funds and similar obligations		1,308,005	1,357,203
Provisions for judicial and administrative proceedings, commitments and other provisions		11,021,860	10,447,279

Tax Liabilities		8,762,614	9,388,832
Current		4,143,111	4,799,733
Deferred		4,619,503	4,589,099

Other Liabilities		15,492,679	17,241,145

Total Liabilities		1,165,593,735	1,143,476,321

Stockholders' Equity		131,439,673	130,281,588
Share Capital	11.a	65,000,000	65,000,000
Reserves	11.c	472,443	630,238
Treasury shares	11.d	(492,521)	(719,560)
Profit Reserve	11.c	66,459,751	65,370,910

Other Comprehensive Income		(5,043,760)	(5,108,058)

Stockholders' Equity Attributable to the Parent		126,395,913	125,173,530

Non - Controlling Interests		1,875,190	1,379,614

Total Stockholders' Equity		128,271,103	126,553,144
Total Liabilities and Stockholders' Equity		1,293,864,838	1,270,029,465
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Income

	Notes	01/01 a	01/01 a
		03/31/2026	03/31/2025

Interest and similar income		42,434,402	38,750,552
Interest expense and similar charges		(26,324,712)	(23,924,821)
Net Interest Income		16,109,690	14,825,731
Income from equity instruments		12,698	27,007
Income from companies accounted by the equity method	5.a	124,743	86,615
Fee and commission income		6,370,221	6,061,108
Fee and commission expense		(2,185,220)	(1,848,844)
Gains (losses) on financial assets and liabilities (net)		11,554,451	2,495,916
Financial assets measured at fair value through profit or loss		11,150,593	3,412,992
Financial instruments not measured at fair value through profit or loss		(1,041,967)	25,136
Other		1,445,825	(942,212)
Exchange differences (net)		(12,517,189)	(2,278,618)
Other operating expense		(187,498)	(197,862)
Total Income		19,281,896	19,171,053
Administrative expenses		(5,330,060)	(5,245,105)
Personnel expenses	13.a	(2,881,876)	(3,012,355)
Other administrative expenses	13.b	(2,448,184)	(2,232,750)
Depreciation and amortization		(663,281)	(703,335)
Tangible assets	6.a	(240,936)	(330,886)
Intangible assets	8	(422,345)	(372,449)
Provisions (net)		(1,267,678)	(1,294,397)
Impairment losses on financial assets (net)		(7,308,745)	(7,264,611)
Financial instruments measured at amortized cost	3.b.2	(7,308,745)	(7,264,611)
Impairment losses on other assets (net)		(35,550)	(91,127)
Other assets		(35,550)	(91,127)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		18,683	11,351
Gains (losses) on non-current assets held for sale not classified as discontinued operations		14,820	36,038
Operating Income Before Tax		4,710,085	4,619,867
Income taxes	12	(1,428,535)	(1,468,284)
Net Profit for the Period		3,281,550	3,151,583
Profit attributable to the Parent		3,217,994	3,108,800
Profit attributable to non-controlling interests		63,556	42,783
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Comprehensive Income

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Profit for the Period	3,281,550	3,151,583

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	55,379	(68,248)

Financial assets measured at fair value through other comprehensive income	(124,563)	(34,032)
Financial assets measured at fair value through other comprehensive income	(230,469)	278,761
Taxes	105,906	(312,793)

Cash flow hedges	179,942	(34,214)
Valuation adjustments	343,122	(65,239)
Taxes	(163,180)	31,025

Other Comprehensive Income that won't be reclassified for Net income:	8,919	1,151,153

Defined benefits plan	-	1,170,858
Defined benefits plan	-	2,164,778
Taxes	-	(993,920)

Others	8,919	(19,705)
IFRS 17 adjustments	14,865	(32,842)
Taxes	(5,946)	13,137

Total Comprehensive Income	3,345,848	4,234,488

Attributable to the parent	3,282,292	4,191,705
Attributable to non-controlling interests	63,556	42,783
Total	3,345,848	4,234,488
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statements of Changes in Stockholders' Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Asset Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity

Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	—	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	11,591,014	1,125,791	782,787	-	(1,159)	-	(307,938)	13,190,495	199,088	13,389,583
Net profit attributable to the Parent Company		-	-	-	-	12,766,035	-	-	-	-	-	-	12,766,035	199,088	12,965,123
Other comprehensive income		-	-	-	-	(1,175,021)	1,125,791	782,787	-	(1,159)	-	(307,938)	424,460	-	424,460
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	—	1,125,791	-	-	-	-	-	1,125,791	-	1,125,791
Employee Benefits Plan (2)	18.b.2	-	-	-	-	(1,175,021)	-	782,787	-	-	-	-	(392,234)	-	(392,234)
Adjustments IFRS 17		-	-	-	-	—	-	-	-	(1,159)	-	-	(1,159)	-	(1,159)
Gain and loss - Cash flow and investment hedge		-	-	-	-	—	-	-	-	-	-	(307,938)	(307,938)	-	(307,938)
Dividends and Interest on Equity	11.b	-	-	-	-	(7,620,000)	-	-	-	-	-	-	(7,620,000)	-	(7,620,000)
Share-based compensation	11.d	-	227	-	-	—	-	-	-	-	-	-	227	-	227
Treasury shares	11.d	-	-	-	165,147	—	-	-	-	-	-	-	165,147	-	165,147
Prescribed Dividends		-	-	42,566	-	—	-	-	-	-	-	-	42,566	-	42,566
Unrealized profit		-	-	-	-	—	-	-	-	-	-	-	-	-	-
Capital Increase		-	-	-	-	—	-	-	-	-	-	-	-	-	-
Others		-	-	(96,590)	-	-	-	-	-	-	-	-	(96,590)	845,079	748,489
Sale / Incorporation / Acquisition		-	-	-	-	—	-	-	-	-	-	-	-	876,233	876,233
Other		-	-	(96,590)	-	—	-	-	-	-	-	-	(96,590)	(31,154)	(127,744)
Destinations:
Legal reserve		-	-	638,302	-	(638,302)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	3,332,712	-	(3,332,712)	-	-	-	-	-	-	-	-	-
Balances on December 31, 2025		65,000,000	630,238	65,370,910	(719,560)	-	(1,275,498)	(3,216,027)	859,370	(12,450)	(275,465)	(1,187,988)	125,173,530	1,379,614	126,553,144
Changes in the Period		-	227	3,916,990	165,147	-	1,125,791	782,787	-	(1,159)	-	(307,938)	5,681,845	1,044,167	6,726,012
(1) Includes the effects of the classification relating to the change in the business model (Note 1.C4)
(2) Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
Reserves are distributed according to the corporate criteria of local legislation.
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Persion Contracts IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2025		65,000,000	630,238	65,370,910	(719,560)	-	(1,275,498)	(3,216,027)	859,370	(12,450)	(275,465)	(1,187,988)	125,173,530	1,379,614	126,553,144
Total comprehensive income		-	-	-	-	3,217,994	(124,563)	-	-	8,919	-	179,942	3,282,292	63,556	3,345,848
Net profit attributable to the Parent Company		-	-	-	-	3,217,994	-	-	-	-	-	-	3,217,994	63,556	3,281,550
Other comprehensive income		-	-	-	-	-	(124,563)	-	-	8,919	-	179,942	64,298	-	64,298
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(124,563)	-	-	-	-	-	(124,563)	-	(124,563)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	8,919	-	-	8,919	-	8,919
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	179,942	179,942	-	179,942
Dividends and interest on capital	11.b	-	-	-	-	(2,000,000)	-	-	-	-	-	-	(2,000,000)	-	(2,000,000)
Share-based compensation	11.d	-	(157,795)	-	-	-	-	-	-	-	-	-	(157,795)	-	(157,795)
Treasury shares	11.d	-	-	-	227,039	-	-	-	-	-	-	-	227,039	-	227,039
Prescribed dividends		-	-	8,198	-	-	-	-	-	-	-	-	8,198	-	8,198
Others		-	-	(137,351)	-	-	-	-	-	-	-	-	(137,351)	432,020	294,669
Sale / Incorporation / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others		-	-	(137,351)	-	-	-	-	-	-	-	-	(137,351)	432,020	294,669
Destinations:
Dividend equalization reserve		-	-	1,217,994	-	(1,217,994)	-	-	-	-	-	-	-	-	-
Balances on March 31, 2026		65,000,000	472,443	66,459,751	(492,521)	-	(1,400,061)	(3,216,027)	859,370	(3,531)	(275,465)	(1,008,046)	126,395,913	1,875,190	128,271,103
Changes in the Period		-	(157,795)	1,088,841	227,039	-	(124,563)	-	-	8,919	-	179,942	1,222,383	495,576	1,717,959
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to	01/01 to
		03/31/2026	03/31/2025
1. Cash Flows from Operating Activities
Net Income for the Period		3,281,550	3,151,583
Adjustments to Profit		1,970,929	7,315,425
Depreciation of Tangible Assets	6.a	240,936	330,886
Amortization of Intangible Assets		422,345	372,449
Impairment Losses on Other Assets (Net)		35,550	91,127
Provisions (Net)		1,267,678	1,294,397
Losses on Financial Assets (Net)		7,308,745	7,264,611
Net Gains (losses) on Disposal of Tangible Assets, Investments and Non-Current Assets Held for Sale		(33,503)	(47,389)
Income from Companies Accounted by the Equity Method	5.b	(124,743)	(86,615)
Deferred Taxes		(633,301)	(1,134,472)
Monetary Adjustment of Escrow Deposits		(203,547)	(158,356)
Recoverable Taxes		(237,195)	(123,000)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		778	(2,396)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(6,072,814)	(488,233)
Other		-	2,416
Net (Increase) Decrease in Operating Assets		(6,051,202)	19,936,173
Financial Assets Measured At Fair Value Through Profit Or Loss		(13,574,442)	(15,312,787)
Financial Assets Measured at Fair Value through Other Comprehensive Income		10,666,741	121,148
Financial Assets Measured At Amortized Cost		16,378,324	43,546,217
Other Assets		(19,521,826)	(8,418,405)
Net Increase (Decrease) in Operating Liabilities		42,317,931	4,691,202
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		1,736,900	(3,145,875)
Financial Liabilities at Amortized Cost		33,279,083	6,584,939
Other Liabilities		7,301,948	1,252,138
Tax Paid	12	(1,916,630)	(2,437,265)
Total Net Cash Flows from Operating Activities (1)		39,602,577	32,657,118
2. Cash Flows from Investing Activities
Investments		(714,468)	(727,003)
Increase in Subsidiaries		-	-
Tangible Assets		(288,727)	(106,746)
Intangible Assets		(377,228)	(393,194)
Non-Current Assets Held for Sale		(48,513)	(227,063)
Disposal		86,328	359,416
Decrease in Subsidiaries		-	18,815
Tangible Assets		57,214	124,663
Intangible Assets		43,934	83,004
Non-Current Assets Held For Sale		(14,820)	132,934
Dividends and Interest on Capital Received		122,003	316,041
Total Net Cash Flows from Investing Activities (2)		(506,137)	(51,546)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	11.d	227,039	160,484
Issuance of Equity-Eligible Debt Instruments		750,600	750,600
Issuance of Other Long-term Liabilities		54,216,808	29,094,550
Dividends and Interest on Capital Paid		(2,172,762)	(1,457,244)
Payments of Other Long-term Liabilities		(51,694,471)	(26,482,377)
Interest Payments of Equity-Eligible Debt Instruments		(593,449)	(478,393)
Net Increase/Decrease in Non-Controlling Interests		-	682,847
Total Net Cash Flows from Financing Activities (3)		733,765	2,270,467
Exchange variation on Cash and Cash Equivalents (4)		(778)	2,396
Net Increase in Cash and Cash Equivalents (1+2+3+4)		39,829,427	34,878,435
Cash and Cash Equivalents at the Beginning of the Period		73,272,606	67,200,905
Cash and Cash Equivalents at the End of the Period		113,102,033	102,079,340
The accompanying notes from Management are an integral part of the Consolidated Condensed Financial Statements.

1.Operating context, presentation of consolidated condensed financial statements and other information

a)Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors has authorized the issuance of the consolidated condensed interim financial statements for the period ended March 31, 2026, at the meeting held on April 29, 2026.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee.

b)Presentation of Consolidated Condensed Interim Financial Statements (prepared in accordance with IAS 34)
The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to the Financial Statements of Banco Santander, and only in relation to these, is being disclosed and corresponds to the information used by Banco Santander in its management. There is no change in applicable practices and policies between the consolidated Condensed Financial Statements and the complete financial statements which are published on the RI website, with the database as of 12/31/2025.
c)Other Information
c.1)Adoption of new standards and interpretations
    · Amendment to IAS 21 – Effects of Changes in Exchange Rates and Translation of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or limit the volume of transactions in a foreign currency. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to convert, as well as requiring disclosure of information that allows users of financial statements to understand the impacts of a currency that is not convertible. These amendments are effective from January 1, 2025. Santander did not identify any material impacts.
c.2)New standards and interpretations in force in future years
· Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: The requirements for applying IFRS 9 are amended to include contracts to purchase and receive electricity, in addition to allowing the use of these contracts in hedge accounting. It also includes disclosure requirements on these contracts in IFRS 7. In addition, it clarifies that a financial liability is derecognized on the "settlement date" and introduces an accounting policy election to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG-linked characteristics through additional guidance on the assessment of contingent characteristics. Additional disclosures are introduced for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. These amendments did not impact our disclosures.
· Annual Improvements to IFRS Accounting Standards - Volume 11: They include clarifications, simplifications, corrections and amendments designed to improve the consistency of several IFRS Accounting Standards. The amended standards are: IFRS 1 - First-time adoption of International Financial Reporting Standards; IFRS 7 - Financial Instruments: Disclosures and accompanying guidance on the implementation of IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements; and IAS 7 - Statement of Cash Flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted.

· IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.

These changes are effective for fiscal years beginning January 1, 2027. Santander is evaluating the impacts of this change.
· IFRS 19 – Non-publicly-accountable subsidiaries: Disclosures:that allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. IFRS 19 is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after January 1, 2027, with earlier application permitted. Santander is evaluating the impacts of this change
c.3)Estimates used
The consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's management in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.
In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures in the explanatory notes.
c.3.1)Critical estimates
The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in the explanatory notes are described below:
i. Assessment of the fair value of certain financial instruments
Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.
Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Note 18.c of the Consolidated Condensed Financial Statements as of March 31, 2026, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.
ii. Provisions for losses on credits due to impairment
The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.
To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.
iii. Provisions for pension funds
Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).

The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.
iv. Obligations, contingent assets and liabilities
Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.
v. Goodwill
The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.
The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.
vi. Expectation of realization of IR and CS tax credits
Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax loss credits and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used.
Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to allow them to be used. The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, with the appropriate adjustments being made based on the findings of the analyses performed. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and a technical study.

c.4) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes). In accordance with this strategy, Banco Santander has the intention and capacity to hold these securities until their respective maturities.

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy, see note 3.a.

2.Basis for consolidation
Below are highlighted the direct and indirect subsidiaries and investment funds included in the Consolidated Condensed Financial Statements of Banco Santander. Similar information on the companies accounted for by the equity method by the Bank is provided in Note 5.

Investments	Activity	Quantity of Shares or Quotas Owned (in Thousands)		Direct Participation	03/31/2026
		Common Shares and Quotas	Preferred Shares		Consolidated Participation
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name for Aymoré Crédito, Financiamento e Investimento S.A.)	Financial	50,159	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Collection Management and Credit Recovery	486,010	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	372,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Technology Services	241,941	-	100.00%	100.00%
Pulse Client Expert Ltda. (new name for SX Negócios)	Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services	192,000	-	100.00%	100.00%
Controlled by Santander Sociedade de Crédito, Financiamento e Investimento S.A. (New name for Aymoré Crédito, Financiamento e Investimento S.A.)
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	-	100.00%	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Corretora de Seguros, Investimentos e Serviços S.A.
Vora Gestão e Consultoria de Energia e Gás S.A.	Energy	653		70.00%	70.00%
Fit Economia de Energia S.A.	Energy	10,400	-	65.00%	65.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Santander Corretora de Títulos e Valores Mobiliários S.A	Broker	21,559	-	50.09%	50.09%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	289,362	-	86.77%	86.77%
Jointly Controlled Companies by Sancap Investimentos e Participações S.A.
Santander Auto S.A.	Insurance company	22,452	-	50.00%	50.00%

Consolidated Investment Funds

•Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•Santander SBAC II Renda Fixa Curto Prazo;
•Santander Paraty QIF PLC (Santander Paraty) (3);
•Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (2);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Getnet Fundo de Investimentos em Direitos Creditórios;
•Agro Flex Fundo de Investimento Direitos Creditórios (4);
•San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•D365 – Fundo De Investimento em Direitos Creditórios (4);
•Fundo de Investimento em Direitos Creditórios Tellus (4);
•Fundo de Investimento em Direitos Creditórios Precato IV (4);
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•San Preca Federal I Fundo De Investimento Em Direitos Creditórios - Responsabilidade Limitada;
•Fundo De Investimento Em Direitos Creditórios Conretorno - Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•Hyundai Fundo de Investimento em Direitos Creditórios;
•Terras Fundo de Investimento nas Cadelas Produtivas do Agronegocio - Fiagro - Resp Limitada;
•Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Santander Módulo SINQIA III Renda Fixa Referenciado DI - CCI FIF; and
•Atena Fundo De Investimento Em Direitos Creditrios Segmento Infraestrutura De Responsabilidade Limitada.

(1) Renault montadora (an entity not belonging to the Santander Conglomerate) sells its invoices to the Fund. This Fund exclusively purchases invoices from Renault montadora. In turn, Banco RCI Brasil S.A. holds 100% of its shares.
(2)    Banco Santander was listed as the creditor for certain overdue loans secured by real estate. The operation to recover these loans consists of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind of the aforementioned loans.
(3)     Fund controlled by Return Capital Gestão de Ativos e Participações S.A.

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the Santander Conglomerate's business plan.

In addition, the entity Vert-11 Companhia Securitizadora de Créditos Financeiros was consolidated, as Banco Santander has full control over its assets.

a)Sale of its entire equity interest in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire total and voting share capital of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). On May 7, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold any shareholding in Galgo Sistemas de Informações S.A.

b)Sale of the entire equity interest held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. (“SHI”) and Banco Santander (Brasil) S.A. signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire share capital of Summer Empreendimentos Ltda. with RFM-E Ltda. (“Transaction”). On September 29, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. and SHI ceased to hold any equity interest in Summer Empreendimentos Ltda.

3.Financial assets

a)Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on March 31, 2026 and December 31, 2025 is shown below:

				03/31/2026
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	121,538,753	—	92,829,562	214,368,315
Loans and other amounts with credit institutions, net	—	—	43,445,545	43,445,545
Of which:
Loans and other amounts with credit institutions, gross	—	—	43,446,353	43,446,353
Impairment losses (note 3-b.2)	—	—	(808)	(808)
Loans and advances to customers, net	5,813,076	—	551,050,161	556,863,237
Of which:
Loans and advances to customers, gross (1)	5,813,076	—	589,188,811	595,001,887
Impairment losses (note 3-b.2)	—	—	(38,138,650)	(38,138,650)
Debt instruments, net	85,759,454	58,625,705	125,511,043	269,896,202
Of which:
Debt instruments, gross (2)	85,759,454	58,625,705	129,088,744	273,473,903
Impairment losses (note 3-b.2)	—	—	(3,577,701)	(3,577,701)
Equity instruments	5,384,000	2,141	—	5,386,141
Trading derivatives	57,706,835	—	—	57,706,835
Total	276,202,118	58,627,846	812,836,311	1,147,666,275

				12/31/2025
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	89,994,937	—	91,754,315	181,749,252
Loans and other amounts with credit institutions, net	—	—	35,947,923	35,947,923
Of which:
Loans and other amounts with credit institutions, gross	—	—	35,949,344	35,949,344
Impairment losses (Note 3-b.2)	—	—	(1,421)	(1,421)
Loans and advances to customers, net	6,413,587	—	558,134,969	564,548,556
Of which:
Loans and advances to customers, gross (1)	6,413,587	—	591,732,899	598,146,486
Impairment losses (Note 3-b.2)	—	—	(33,597,930)	(33,597,930)
Debt instruments, net	95,546,026	69,354,220	114,708,615	279,608,861
Of which:
Debt instruments, gross	95,546,026	69,354,220	116,778,171	281,678,417
Impairment losses (Note 3-b.2)	—	—	(2,069,556)	(2,069,556)
Equity instruments	4,862,393	92,363	—	4,954,756
Trading derivatives	65,590,206	—	—	65,590,206
Total	262,407,149	69,446,583	800,545,822	1,132,399,554
(1) On March 31, 2026, the balance recorded in “Loans and advances to customers” referring to operations of the assigned credit portfolio is R$16,000 (12/31/2025 – R$16,768).
(2) In the 2nd quarter of 2025, a portion of securities in the ALCO portfolio, in the amount equivalent to R$ 23,190 million, was classified in the category of Financial Assets measured at amortized cost (note 1.c.4), generating a reversal of mark-to-market adjustments on the reclassified securities, positively impacting shareholders' equity by R$ 514 million, net of tax effects (R$ 934 million gross) at the time.

b)Valuation adjustments arising from loss of recoverable value of financial assets

b.1)Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the period ended March 31, 2026, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On March 31, 2026, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.
b.2)Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended March 31, 2026 and 2025 were the following:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Balance at beginning of the period	40,694,182	35,668,907
Constitution (Reversal) for losses on financial assets	6,578,254	6,871,461
Write-off of impaired balances against recorded impairment allowance	(5,538,344)	(6,830,260)
Exchange Variation	(16,933)	(27,622)
Balance at end of the period (Note 3.a)	41,717,159	35,682,486
Provision for contingent liabilities	767,886	465,097
Total balance of allowance for impairment losses, including provisions for contingent liabilities	42,485,045	36,147,583
Loans written-off recovery	248,237	236,236
Discount granted	(978,728)	(629,386)

(1) Includes Provision for Losses on Financial Guarantee Contracts Provided.

Considering the amounts recognized in “Constitution (Reversal) for losses on financial assets”, “Recoveries of loans written off as losses” and “Discount Granted” total R$ 7,308,745 and R$ 7,264,611 in the periods ended March 31, 2026 and 2025 , respectively.

Considering the plan to update the impairment provision calculation models, to be implemented during the second half of 2025, the recognized balance of supplementary provision (post model adjustment) is R$1,697 million (R$933 million, net of taxes) as of March 31, 2026, to meet the update of macroeconomic parameters and other relevant parameters of the Bank's impairment provision calculation models, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

c)Non-recoverable assets

A financial asset is considered unrecoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that its carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arise from the breach of clauses or terms of loans, and (iv) at the time of bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended March 31, 2026 and 2025 are as follows:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Balance at beginning of the period	48,899,708	42,242,354
Net additions	8,582,333	8,103,808
Write-off of impaired balances against recorded impairment allowance	(5,634,912)	(7,498,391)
Balance at end of the period	51,847,129	42,847,771

d)Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended March 31, 2026 and 2025.

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Balances at the beginning of the period	787,837	440,113
Constitution (Reversal) of provision for losses on financial guarantee contracts provided	(19,951)	22,094
Balances at the end of period	767,886	462,207

4.Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)Composition

			Participation %
	Activity	Country	03/31/2026	12/31/2025
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Jointly Controlled by Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Provision of Services	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brazil	66.67%	66.67%
Jointly Controlled Car10 Tecnologia e Informação S.A
Pag10 Fomento Mercantil Ltda	Technology	Brazil	100.00%	100.00%
Jointly Controlled by Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%

Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A.	Benefits	Brazil	20.00%	20.00%
Santander Auto S.A	Other Activities	Brazil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN	Other Activities	Brazil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	17.94%	18.35%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brazil	30.00%	30.00%

	03/31/2026			12/31/2025
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	14,910,154	14,827,843	82,311	15,623,855	15,303,124	322,033
Banco RCI Brasil S.A.	13,713,971	13,625,664	88,307	14,406,307	14,060,196	346,111
Estruturadora Brasileira de Projetos S.A. - EBP (1)	136	235	(99)	3,889	3,876	369
Gestora de Inteligência de Crédito	1,196,047	1,201,944	(5,897)	1,213,660	1,239,052	(24,447)
Jointly Controlled by Santander Corretora de Seguros	3,193,512	3,188,632	4,880	3,169,143	3,184,741	(45,238)
Tecnologia Bancária S.A. - TECBAN (1)	2,864,765	2,855,872	8,893	2,836,231	2,797,987	8,603
Hyundai Corretora de Seguros	11,030	10,435	595	11,069	8,676	2,393
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	280,046	279,081	965	279,750	295,046	(15,295)
Biomas - Serviços Ambientais, Restauração e Carbono S.A. (1)	37,671	43,244	(5,573)	42,093	83,032	(40,939)
Significant Influence of Banco Santander	11,533,813	11,291,806	242,007	11,271,921	9,932,267	1,260,785
Núclea S.A.	2,209,533	2,103,962	105,571	2,164,151	1,524,528	633,822
Pluxee BenefÍcios Brasil S.A.	8,660,139	8,556,385	103,754	8,419,988	7,792,935	553,985
Santander Auto S.A.	664,141	631,459	32,682	687,782	614,804	72,978
Significant Influence of Santander Corretora de Seguros	1,217,914	1,184,396	33,518	846,681	614,883	226,950
Webmotors S.A.	1,217,914	1,184,396	33,518	846,681	614,883	226,950
Total	30,855,393	30,492,677	362,716	30,911,600	29,035,015	1,764,530
(1) Companies with a one-month lag for the calculation of equity method. For accounting purposes, the equity method result is used as of 03/31/2026, based on the position of 02/28/2026.
(2) Although the stake is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control."

	Investments		Results
			01/01 to	01/01 to
	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Jointly Controlled by Banco Santander	571,775	534,505	33,904	9,519
Banco RCI Brasil S.A.	524,807	485,793	35,226	9,828
Estruturadora Brasileira de Projetos S.A. - EBP	15	428	10	38
Gestora de Inteligência de Crédito	46,953	48,284	(1,332)	(347)
Jointly Controlled by Santander Corretora de Seguros	3,790	3,492	298	152
Hyundai Corretora de Seguros	3,790	3,492	298	152
Significant Influence of Banco Santander	2,398,524	2,370,206	79,077	63,933
Núclea S.A.	343,437	314,434	28,985	29,587
Pluxee Benefícios Brasil S.A.	1,922,534	1,933,758	33,561	27,769
Santander Auto S.A.	72,094	56,745	16,342	6,577
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	60,459	65,269	189	-
Significant Influence of Santander Corretora de Seguros	635,503	608,891	11,464	13,011
Tecnologia Bancária S.A. - TECBAN	252,326	250,552	3,498	(3,526)
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	88,306	47,321	(1,150)	(2,520)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	2,302	3,946	(1,644)	(1,449)
Webmotors S.A.	292,569	307,072	10,760	20,506
Total	3,609,592	3,517,094	124,743	86,615

The Bank does not have guarantees provided to companies with shared control and significant influence.

The Bank does not have contingent liabilities with a significant risk of possible loss related to investments in companies with shared control and significant influence.

b)Variation

Below are the variations in the balance of this item in the periods ended March 31, 2026 and 2025:

	01/01 to 03/31/2026		01/01 to 03/31/2025
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	537,997	2,979,097	975,731	2,664,444
Adjustment to market value	10,481	(10,317)	(13,418)	(164)
Write-off	—	—	—	—
Equity in earnings of subsidiaries	34,201	90,542	9,671	76,944
Dividends proposed / received	(7,114)	(25,295)	—	(113,598)
Jointly Controlled Capital Increase	—	—	—	(18,813)
Balance at end of period	575,565	3,034,027	971,984	2,608,813
Total Investments		3,609,592		3,580,797

c)Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures on March 31, 2026 and December 31, 2025.

d)Other information

Details of the principal jointly controlled company:

•Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6.Fixed assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending March 31, 2026 and 2025.

a)Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment for use and vehicles	Lease Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance as of December 31, 2025	1,382,593	1,810,417	717,247	328,130	669,000	138,746	5,046,133
Addition	5,995	72,798	57,246	4,005	6,798	141,885	288,727
Write-off	(334)	(10,889)	(25,802)	(1,805)	(18,379)	(5)	(57,214)
Depreciation of the period	(17,140)	(118,660)	(52,572)	(19,140)	(31,256)	(2,168)	(240,936)
Transfers	(196)	59,292	-	36,982	18,305	(115,936)	(1,553)
Balance as of March 31, 2026	1,370,918	1,812,958	696,119	348,172	644,468	162,522	5,035,157

Balance as of December 31, 2024	1,515,947	2,124,656	1,059,363	371,584	844,995	105,355	6,021,900
Addition	6	11,642	1,338	4,780	15,786	73,194	106,746
Write-off	(3,439)	(29,038)	(62,731)	6,585	(35,975)	(65)	(124,663)
Depreciation of the period	(17,407)	(126,847)	(122,127)	(21,022)	(42,768)	(715)	(330,886)
Transfers	-	47,955	-	27,214	23,825	(102,072)	(3,078)
Balance as of March 31, 2025	1,495,107	2,028,368	875,843	389,141	805,863	75,697	5,670,019
Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.
For better presentation, the categories of the different asset classes have been relocated.
a)Losses due to non-recovery
In the fiscal year ended March 31, 2026, there was an impact of an impairment expense of R$4,563 (12/31/2025 – R$20,001) and a loss due to obsolescence and discontinuation of fixed assets in the amount of R$31,106 (12/31/2025 - R$268,686).
b)Commitment to purchase tangible assets
As of March 31, 2026 and December 31, 2025, the Bank has no contractual commitments for the acquisition of tangible assets.
7.Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.
The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).
During the period, no indications of impairment of goodwill were identified.

	03/31/2026	12/31/2025
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (Nova denominação da Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,769	160,770
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	-	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	21,304	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	35,483	35,483
Solution 4Fleet Consultoria Empresarial S.A.	32,749	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
FIT Economia de Energia S.A.	3,992	3,992
Vora Gestão e Consultoria de Energia e Gás S.A.	27,287	27,287
Total	27,802,697	27,844,674

		Commercial Bank
		12/31/2025
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth (1)		4.0%
Pre-tax discount rate (2)		18.5%
Discount rate (2)		12.2%

	Em Dia	Toro Corretora
		12/31/2025
Main premises:
Bases for determining recoverable value	Value in use: cash flows
Cash flow projection period (1)	5 years	5 years
Perpetual Growth Rate	3.6%	3.6%
Discount rate	13.8%	14.5%
(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation rates.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

A quantitative goodwill recoverability test is performed annually.

For the goodwill recognized on the acquisition of Banco Real and Olé, as detailed in the tables above, an analysis is carried out at the end of each year as to whether there is any evidence of impairment. In the period ended March 31, 2026 and fiscal year 2025 there was no evidence of impairment. In the goodwill impairment test, discount rates and growth over perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows.
8.Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended March 31, 2026 and 2025 was as follows:

	Movement of:
	12/31/2025 to 03/31/2026			12/31/2024 to 03/31/2025
	Information Technology Development	Other assets	Total	Information Technology Development	Other assets	Total
Opening Balance	5,277,548	104,761	5,382,309	4,828,519	105,400	4,933,919
Addition	373,347	3,881	377,228	342,840	50,354	393,194
Write-off	(124)	(1,833)	(1,957)	(26,009)	(22,673)	(48,682)
Transfers	881	(1)	880	35,978	7,927	43,905
Amortization	(414,180)	(8,165)	(422,345)	(367,796)	(4,653)	(372,449)
Final balance	5,237,472	98,643	5,336,115	4,813,532	136,355	4,949,887
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.Financial liabilities

a)Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on March 31, 2026 and December 31, 2025:

			03/31/2026
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	150,159,591	150,159,591
Customer deposits	-	598,847,181	598,847,181
Marketable debt securities	648,986	159,679,782	160,328,768
Trading derivatives	53,231,267	-	53,231,267
Short positions	60,327,958	-	60,327,958
Debt Instruments Eligible to Compose Capital	-	29,338,672	29,338,672
Other financial liabilities	-	76,750,180	76,750,180
Total	114,208,211	1,014,775,406	1,128,983,617

			12/31/2025
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	146,867,521	146,867,521
Customer deposits	-	593,328,796	593,328,796
Marketable debt securities	3,263,266	156,662,290	159,925,556
Trading derivatives	59,827,986	-	59,827,986
Short positions	49,380,059	-	49,380,059
Debt Instruments Eligible to Compose Capital	-	28,113,937	28,113,937
Other financial liabilities	-	67,414,002	67,414,002
Total	112,471,311	992,386,546	1,104,857,857

b)Composition and details

b.1)Deposits from the Central Bank of Brazil and Deposits from credit institutions

	03/31/2026	12/31/2025
Demand deposits (1)	1,336,085	1,951,466
Time deposits (2)	126,187,989	119,636,099
Repurchase agreements	22,635,517	25,279,956
Of which:
Backed operations with Government Securities	22,635,517	25,279,956
Total	150,159,591	146,867,521
(1) Unpaid accounts.
(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

b.2)Customer deposits

	03/31/2026	12/31/2025
Demand deposits	73,150,859	85,108,276
Current accounts (1)	21,866,748	31,906,984
Savings accounts	51,284,111	53,201,292
Time deposits	443,761,193	431,658,793
Repurchase agreements	81,935,129	76,561,727
Of which:
Backed operations with Private Securities	14,188,756	18,906,726
Backed operations with Government Securities	67,746,373	57,655,001
Total	598,847,181	593,328,796
(1) Unpaid accounts.

b.3)Bonds and securities

	03/31/2026	12/31/2025
Real Estate Credit Notes - LCI (1)	52,772,411	53,374,694
Eurobonds	20,281,567	18,052,632
Treasury Bills (2)	39,368,279	38,233,834
Agribusiness Credit Notes - LCA	38,201,987	38,740,151
Guaranteed Real Estate Bill - LIG (3)	7,890,675	11,524,245
Foreign Exchange Acceptance Resources	1,813,849	-
Total	160,328,768	159,925,556
(1) Real estate credit notes are fixed income securities backed by real estate credits and secured by a mortgage or fiduciary assignment of real estate. As of March 31, 2026, they have a maturity date between 2026 and 2034 (December 31, 2025 – with a maturity date between 2025 and 2035).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$ 50 and permission for early redemption of only 5% of the amount issued. As of March 31, 2026, they have a maturity date between 2026 and 2034 (December 31, 2025 – with a maturity date between 2025 and 2035).

(3) Guaranteed Real Estate Letters are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. As of March 31, 2026, they have a maturity date between 2026 and 2045 (December 31, 2025 – with a maturity date between 2025 and 2035).

The changes in the balance of "Bonds and securities" in the period ended March 31, 2026 and 2025 were as follows:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Balance at beginning of the semester	159,925,556	139,678,128
Issues and Payments	54,216,808	29,094,550
Payments	(51,694,471)	(26,482,377)
Interest	315,121	5,865,182
Exchange differences and other	(2,434,246)	(4,205,899)
Balance at end of the semester	160,328,768	143,949,584

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2026	2025
2021	2031	Until 15%	2,442,791	2,608,545
2022	2035	Until 15%	1,147,005	1,247,459
2023	2031	Until 15%	386,547	2,022,920
2024	2035	Until 15%	2,447,353	2,568,847
2025	2040	Until 15%	6,048,691	9,604,861
2026	2036	Until 15%	7,809,180	-
Total			20,281,567	18,052,632
(1) Includes SOFR - Secured Overnight Finance Rate.

b.4)Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Value in millions	Interest Rate (p.a.)	03/31/2026	12/31/2025
Financial Bills - Tier II (1)	Nov-21	Nov-21	5,300	CDI+2%	9,686,729	9,321,771
Financial Bills - Tier II (1)	Dec-21	Dec-21	200	CDI+2%	365,228	351,467
Financial Bills - Tier II (1)	Oct-23	Oct-33	6,000	CDI+1,6%	8,378,161	8,070,433
Financial Bills - Tier I (2)	Sep-24	No Maturity (Perpetual)	7,600	CDI+1,4%	7,683,071	7,982,784
Financial Bills - Tier II (1)	Dec-25	Dec-35	2,363	CDI+0,65%	2,472,824	2,387,482
Financial Bills - Tier II (1)	Mar-26	mar-36	708	CDI+0,55%	709,695	-
Financial Letters - Level II (1)	Mar 26	Mar-36	42	IPCA+ 8%	42,964	-
Total					29,338,672	28,113,937

(1) Financial Letters issued from November 2021 to March 2026 have a redemption and repurchase option.
(2) Perpetual Subordinated Financial Letters (without a maturity date) have a redemption and repurchase option and semi-annual interest payments.

The letters have the following common characteristics:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of the date of issuance of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended March 31, 2026 and 2025 were as follows:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Balance at beginning of the period	28,113.937	23,137.784
Emission	750,600	-
Interest payment Tier I (1)	293.736	258.134
Interest payment Tier II (1)	773.848	531.061
Interest Payment - Level I	(593.449)	(478.393)
Balance at end of the period	29,338.672	23,448.586
(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10.Provision for judicial and administrative proceedings, commitments and other provisions

a)Composition

The composition of the balance of the item “Provisions” is as follows:

	03/31/2026	12/31/2025
Pension fund obligations and similar requirements (1)	1,308,005	1,357,203
Provisions for judicial and administrative proceedings, commitments and other provisions	11,021,860	10,447,279
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	10,121,830	9,495,060
Of which:
Civil	3,596,082	3,459,137
Labor	4,139,018	3,835,099
Tax and Social Security	2,386,730	2,200,824
Provision for contingent liabilities	767,886	787,837
Other provisions	131,648	163,886
Total	12,329,865	11,804,482

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1)Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - In May 2003, the Brazilian Federal Revenue Service issued an infraction notice to Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice to Banco Santander (Brasil) S.A. The subject of the notices was the collection of CPMF on operations carried out by Santander DTVM in the management of its clients' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001, and 2002. The administrative process ended unfavorably for both companies. On July 3, 2015, the Bank and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. The aforementioned action resulted in a judgment and ruling of dismissal, which led to the filing of a Special Appeal to the Superior Court of Justice (STJ) and an Extraordinary Appeal to the Supreme Federal Court (STF). The cases related to the CPMF (Provisional Contribution on Financial Transactions) in Client Operations were subject to adherence to the Comprehensive Transaction Program (PTI), established by the Ministry of Finance. In December 2025, the amounts paid, totaling R$ 1,067 million established in the transaction, were fully provisioned.

National Social Security Institute (INSS) - R$ $167 million (31/12/2025 - R$ 167 million in Consolidated): Banco Santander and its controlled companies are administratively and judicially disputing the collection of social security contributions and education salary on various payments that, according to legal advisors, are not considered salary.

Service Tax (ISS) - Financial Institutions - R$ 352 million(31/12/2025 - R$ 335 million in Consolidated): The Bank and its controlled companies are administratively and judicially disputing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as the provision of services. In addition, other actions involving ISS, classified as a possible loss risk, are described in Note 10.b.4.

b.2)Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

b.3)Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

In May 2025, there was a trial of the Claim of Non-Compliance with Fundamental Precept (ADPF) number 165 recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a period of 24 months for new savers to join.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4)Contingent Tax, Social Security, Labor, and Civil Liabilities Classified as Possible Risk of Loss

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 36,916 million in Consolidated (12/31/2025 - R$ 37,518 million in Consolidated), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of March 31, 2026, the amount involved is R$ 2,382 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On March 31, 2026, the value was approximately R$ 11,902 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On March 31, 2026, the value was approximately R$ 3,806 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On March 31, 2026, the value was approximately R$ 6,193 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On March 31, 2026, the value was approximately R$ 1,171 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On March 31, 2026, the value was approximately R$ 2,782 million.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). Legal action was also taken for the remaining portion. On March 31, 2026, the amount was approximately R$ 848 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. An unfavorable decision was made in the first instance, an appeal will be filed with the Court. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On March 31, 2026, the amount was approximately R$ 731 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On March 31, 2026, the value was approximately R$ 483 million.

Labor claims classified as possible loss totaled R$ 1,426 million and R$ 2,177 million respectively, in the consolidated figures.

11.Stockholders’ equity

a)Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			03/31/2026			12/31/2025
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	122,105	147,914	270,019	129,745	155,583	285,328
Residents Abroad	3,696,590	3,531,922	7,228,512	3,688,950	3,524,253	7,213,203
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(5,550)	(5,550)	(11,100)	(13,666)	(13,665)	(27,331)
Total in Circulation	3,813,145	3,674,286	7,487,431	3,805,029	3,666,171	7,471,200

b)Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on March 31, 2026 and December 31, 2025.

							03/31/2026
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(2)	2,000,000	255.17	280.69	535.86	210.52	231.57	442.09
Total	2,000,000
(1) Approved by the Board of Directors on January 9, 2026, paid on February 5, 2026, without any remuneration for monetary adjustment.
(2) They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending 31 December 2026.

							12/31/2025
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(6)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Equity (2)(6)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63
Interest on Equity (3)(6)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interest on Equity (4)(6)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interim Dividends (5)(6)	620,000	79.10	87.01	166.11	67.23	73.96	141.19
Total	7,620,000
(1) Approved by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration for monetary adjustment.
(2) Approved by the Board of Directors on April 10, 2025, paid on May 8, 2025, without any remuneration for monetary adjustment.
(3) Resolved by the Board of Directors on July 10, 2025, paid on August 9, 2025, without any remuneration for monetary adjustment.
(4) Resolved by the Board of Directors on October 10, 2025, paid on November 8, 2025, without any remuneration for monetary adjustment.
(5) Approved by the Board of Directors on December 22, 2025, they will be paid on February 5, 2026, without any remuneration for monetary adjustment.
(6) They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending December 31, 2025.

c)Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)Treasury Shares

At a meeting held on September 25, 2025, the Board of Directors approved, continuing the Share Buyback Program that expired on August 6, 2025, a new Share Buyback Program for Units and ADRs issued by Banco Santander, directly or through its Cayman Islands branch, for treasury holding or subsequent sale.

The Share Buyback Program covers the acquisition of up to 37,463,447 Units, representing 37,463,447 common shares and 37,463,447 preferred shares, which, as of December 31, 2025, corresponded to approximately 1% of the Bank's share capital. On March 31, 2026, Banco Santander had 369,138,410 common shares and 396,942,820 preferred shares outstanding.

The purpose of the share buyback is (1) to maximize shareholder value creation through efficient management of the capital structure; and (2) to enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, in accordance with the Long-Term Incentive Plans. The term of the Share Buyback Program is up to 18 months from September 26, 2025, ending on March 26, 2027.

			Bank/Consolidated
			In Thousands of Shares
		03/31/2026	12/31/2025
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		19,451	19,451
Share Acquisitions		-	-
Disposals - Share-Based Compensation		(5,785)	(5,785)
Treasury Shares at End of the Period		13,666	13,666
Sub-Total of Treasury Shares in Thousands of Reais	R$	490,750	717,789
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	492,521	719,560

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55
Weighted Average Cost (*)	R$	27.02	27.33
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	30.64	28.22
(*) Considering since the beginning of operations on the stock exchange.

12.Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Operating Income before Tax	4,710,085	4,619,867
Tax (25% of Income Tax and 20% of Social Contribution)	(2,119,539)	(2,078,940)
PIS and COFINS (net of income tax and social contribution) (1)	(1,270,854)	(1,278,737)
Non - Taxable/Indeductible :
Companies accounted by the equity method	56,134	38,977
Net Indeductible Expenses of Non-Taxable Income (2)	513,669	382,631
Adjustments:
IR/CS Constitution on temporary differences	10,215	42,501
Interest on equity	900,000	675,000
CSLL Tax rate differential effect (3)	151,228	194,221
Others Adjustments	330,611	556,064
Income tax and Social contribution	(1,428,536)	(1,468,284)
Of which:

Current taxes	(2,061,837)	(2,602,756)
Deferred taxes	633,301	1,134,472
Taxes paid in the period	(1,916,630)	(2,437,265)
(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.
(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

13.Detailing of income accounts

a)Personnel expenses

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Salary	1,829,388	1,870,538
Social security costs	383,393	435,366
Benefits	414,227	433,892
Defined benefit pension plans	1,322	1,359
Contributions to defined contribution pension funds	109,758	112,895
Share-based payment costs (1)	20,988	27,862
Training	15,243	21,040
Other personnel expenses	107,557	109,403
Total	2,881,876	3,012,355
(1) It refers to the provision for the bonus referenced in shares.

b)Other Administrative Expenses

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Property, fixtures and supplies	169,344	176,590
Technology and systems	872,660	726,305
Advertising	113,443	119,257
Communications	66,418	76,566
Subsistence allowance and travel expenses	53,079	54,451
Taxes other than income tax	26,101	36,537
Surveillance and cash courier services	86,208	105,972
Insurance premiums	5,222	6,065
Specialized and technical services	502,212	525,260
Other administrative expenses	553,497	405,747
Total	2,448,184	2,232,750

14.Employee Benefit Plan

a)Share-Based Compensation

Banco Santander maintains long-term incentive programs linked to the performance of its instruments, both in Brazil (SANB11) and globally. The plans aim to align the interests of executives and shareholders, promoting a focus on the sustainability of market value and the creation of long-term value. Members of the Executive Board and other executives nominated by the Board of Directors may participate, considering criteria of seniority and strategic impact. Members of the Board of Directors participate only if they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to			01/01 to
					03/31/2026			03/31/2025
Local	Santander Brazil Bank Shares	01/2023 to 12/2026	2025 and 2026	R$	1,375,000	(1)	R$	1,750,000	(1)
		01/2024 to 12/2027	2026, 2027 and 2028	R$	200,000	(2)	R$	500,000	(2)
		01/2025 to 12/2028	2026 to 2029	R$	5,525,000	(3)	R$	2,500,000	(3)
		01/2022 to 12/2025	2025	R$	—	SANB11 (4)	R$	118,363	SANB11 (4)
		01/2023 to 12/2026	2026	R$	11,820	SANB11 (5)	R$	15,637	SANB11 (5)
		01/2025 to 12/2028	2027 to 2028	R$	171,522	SANB11 (6)	R$	—	SANB11 (6)
Global	Santander Spain Shares and Options	2023		EUR 3,67	—	Global Actions (7)		—	Global Actions (7)
		2023, with a limit for exercising options until 2030			385,956	Global Stock Options (7)		420,394	Global Stock Options (7)
		02/2024		EUR 2,685	—	Global Actions (7)		—	Global Actions (7)
		02/2024, with a limit for exercising options until 02/2029			105,534	Global Stock Options (7)		110,534	Global Stock Options (7)
		2025		EUR 3,104	—	Global Actions (7)		95,786	Global Actions (7)
		2025, with a limit for exercising options until 2030			22,989	Global Stock Options (7)		45,978	Global Stock Options (7)
		2026		EUR 3,088	175,476	Global Actions (7)		175,476	Global Actions (7)
		2026, with a limit for exercising options until 2033			472,469	Global Stock Options (7)		472,469	Global Stock Options (7)
		2027, with a limit for exercising options until 2032		EUR 48,08	8,528	Global Actions (7)		8,528	Global Actions (7)
					80,476	Global Stock Options (7)		—	Global Stock Options (7)
		2028, with a limit for exercising options until 2033		EUR 60,34	1,866	Global Actions (7) (8)		—	Global Actions (7) (8)
					9,007	Global Stock Options (7) (8)		2,411	Global Stock Options (7) (8)
		2029		EUR 54,14	5,340	Global Actions (7)		5,340	Global Actions (7)
		2030		EUR 61,07	5,745	Global Actions (7)		—	Global Actions (7)
		12/2024, with payment in 2025			—	SANB11 (9)		50,419	SANB11 (9)
		12/2025, with payment in 2026			52,037	SANB11		70,346	SANB11
Balance of Plans on March 31, 2026				R$	7,100,000	(1) (2)	R$	4,750,000	(1) (2)
					235,379	Actions SANB11		754,765	Actions SANB11
					196,955	Global Actions (7)		276,602	Global Actions (7)
					1,076,431	Global Stock Options (7)		1,060,314	Global Stock Options (7)
(1) Target of the plan in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading days of the month immediately preceding the payment. We had a write-off during the period due to the payment of 15,434 shares.
(2) Target of the plan in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading days of the month immediately preceding the payment. We had a write-off during the period due to the payment of 11,624 shares.
(3) Target of the plan in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading days of the month immediately preceding the payment. We had a write-off during the period due to the payment of 22,099 shares.

(4) Long-Term Incentive Plans completed, with 100% of the shares paid.
(5) Adjustment of the plan balance considering the partial write-off due to loss of entitlement.
(6) Long-Term Incentive Plans granted throughout the period.
(7) Target of the plan in Global stocks and options, to be paid in cash at the end of the vesting period, as the plan's performance indicators are met.
(8) Write-off of 545 shares and 881 global share options due to loss of rights.
(9) Plan completed with final achievement of 75%. Delivery of 31,844 gross shares in the period, according to criteria established in the plan contract. And write-off of 18,575 shares due to loss of rights.

Global ILP (Long-Term Incentive) Plans

Currently, we have active global plans launched between 2019 and 2025, targeting global stocks and options, whose design includes:

•Clear definition of performance metrics (financial and non-financial);
•Multi-year deferral, ensuring focus on sustainable results;
•Settlement in assets or financial equivalents, in accordance with malus and clawback rules.

This structure aligns with international best practices in compensation governance, reinforcing transparency and capital discipline.

Pricing Model

The measurement of the plans is based on the Local Volatility (Dupire) model, adjusted to incorporate uncertainties in dividends, offering greater accuracy in the fair value estimate. The main parameters considered include:

•Weighted average share price;
•Exercise price;
•Implied and expected volatility;
•Risk-free interest rate;
•Dividend projection.

The options have expiration dates up to 2033, and the exercise price corresponds to the market value on the exercise date, conditional upon achieving the established targets.

Local ILP Plans (Long-Term Incentive)

Local long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 (three) years.

Each plan has a specific contract, and its calculation and payment must be approved by the established governance body, observing local and global regulatory resolutions.
Each participant's reference value will be converted into SANB11 shares, typically based on the price of the last 30 trading sessions of the month immediately preceding the plan payment.

At the end of the vesting period, payment, whether of the resulting shares in the case of local plans or of the value equivalent to the shares/options in the case of global plans, is made with a restriction of 1 (one) year, and this payment is still subject to the application of Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks, or in cases of material failure to comply with the requirements for financial reporting, in accordance with Section 10D of the Exchange Act (SEC), applicable to companies with shares listed on the NYSE.

a.1)Impact on the Result
The impacts on the result are recognized linearly during the vesting period under Personnel Expenses, as follows:

		Consolidated
		01/01 to	01/01 to
		03/31/2026	03/31/2025
Program	Type of Liquidation
Local	Santander Shares (Brazil)	5,294	1,709
Global	Global Stocks and Options	938	1,677

a.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (Deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering the sustainable long-term financial bases, including the possibility of applying reductions or cancellations based on the risks assumed and fluctuations in the cost of capital.

Banco Santander's share-linked variable compensation plan is divided into 2 (two) programs: (i) Identified Group, which includes members of the Executive Committee, Statutory Directors, and other executives who assume significant and responsible risks in the control areas; and (ii) Other Employees, with variable compensation above the minimum amount established by policy. The deferral for both groups is 50% in cash indexed to 100% of the CDI rate and 50% in instruments. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to	01/01 to
			03/31/2026	03/31/2025
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	83,943	102,891
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of the CDI and 50% instruments	66,095	73,394

15.Operating segments

According to IFRS 8, an operating segment is a component of an entity:
(a)That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank
• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to			01/01 to
			03/31/2026			03/31/2025
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	14,504,836	1,604,854	16,109,690	13,208,855	1,616,876	14,825,731
Income from equity instruments	1,152	11,546	12,698	3,833	23,174	27,007
Equity equivalence result	104,846	19,897	124,743	56,375	30,240	86,615
Net revenue from fees and commissions	3,672,399	512,602	4,185,001	3,720,304	491,960	4,212,264
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(1,733,631)	770,893	(962,738)	(365,738)	583,036	217,298
Other operating income (expenses)	(156,799)	(30,699)	(187,498)	(163,728)	(34,134)	(197,862)
TOTAL REVENUES	16,392,803	2,889,093	19,281,896	16,459,901	2,711,152	19,171,053
Personnel expenses	(2,573,442)	(308,434)	(2,881,876)	(2,727,688)	(284,667)	(3,012,355)
Other administrative expenses	(2,168,878)	(279,306)	(2,448,184)	(1,982,076)	(250,674)	(2,232,750)
Depreciation and amortization	(608,077)	(55,204)	(663,281)	(663,761)	(39,574)	(703,335)
Provisions (net)	(1,252,126)	(15,552)	(1,267,678)	(1,310,017)	15,620	(1,294,397)
Losses on financial assets (net)	(7,177,748)	(130,997)	(7,308,745)	(7,252,162)	(12,449)	(7,264,611)
Losses on other assets (net)	(34,601)	(949)	(35,550)	(91,116)	(11)	(91,127)
Other financial gains/(losses)	33,503	-	33,503	47,389	-	47,389
OPERATING RESULT BEFORE TAXATION (1)	2,611,434	2,098,651	4,710,085	2,480,470	2,139,397	4,619,867
(1) Includes, at Banco Comercial, the exchange rate hedge of the dollar investment (a strategy to mitigate the tax and exchange rate variation effects of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” and fully offset in the Taxes line.

	03/31/2026			12/31/2025
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,284,559,756	9,305,082	1,293,864,838	1,180,389,914	89,639,551	1,270,029,465
Loans and advances to customers	480,962,437	75,900,800	556,863,237	484,676,332	79,872,224	564,548,556
Customer deposits	476,221,366	122,625,815	598,847,181	475,642,024	117,686,772	593,328,796

16.Related party transactions

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)Compensation

For the period from January to December 2025, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$600,000,000 (six hundred million reais), covering fixed, variable and share-based compensation. The proposal was the subject of deliberation at the Annual General Meeting (AGM) held on April 25, 2025

i)Short and long-term benefits

The Bank, like Banco Santander Spain and other subsidiaries within the Santander Group, has long-term remuneration programs linked to the market price performance of its shares, based on the achievement of targets.

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	01/01 to	01/01 to
	03/31/2026	03/31/2025
Fixed Compensation	31,397	33,847
Variable Compensation - in cash	59,845	51,585
Variable Compensation - in shares	52,198	44,482
Others	25,973	28,853
Total Short-Term Benefits	169,413	158,767
Variable Compensation - in cash	106,685	85,349
Variable Compensation - in shares	81,401	76,142
Total Long-Term Benefits	188,086	161,491
Total	357,499	320,258

Additionally, in the period ending March 31, 2026, charges were collected on management remuneration in the amount of R$ 11,252 (March 31, 2025 - R$10,613).

ii)Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and Santander's Policy for Transactions with Related Parties, published on the Investor Relations website, that is, carried out at values, terms and average rates usual in the market, in force on the respective dates, and under commutativity conditions, with the following being considered related parties:

(1) its controllers, natural or legal persons, under the terms of art. 116 of the Corporations Law;
(2) its directors and members of statutory or contractual bodies;
(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or marriage, up to the second degree;
(4) natural persons with qualified equity interest in its capital;
(5) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified equity interest;

(6) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of the equity interest; and
(7) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Shareholding

The following table shows the direct shareholding (common and preferred shares) on March 31, 2026 and December 31, 2025:

						Shares in Thousands
						03/31/2026
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.3%
Banco Santander, S.A. (1)	2,696	0.1%	-	0%	2,696	0%
Directors (*)	3,836	0.1%	3,836	0.1%	7,672	0.1%
Others	369,138	9.7%	396,943	10.8%	766,081	10.2%
Total in Circulation	3,813,144	99.9%	3,674,286	99.9%	7,487,431	99.9%
Treasury Shares	5,550	0.2%	5,550	0.2%	11,100	0.2%
Total	3,818,694	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,138	9.7%	396,943	10.8%	766,081	10.2%

						Shares in Thousands
						12/31/2025
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,083	0.1%	3,083	0.1%	6,167	0.1%
Others	361,775	9.5%	389,579	10.6%	751,354	10.0%
Total in Circulation	3,805,028	99.6%	3,666,169	99.6%	7,471,199	99.6%
Treasury Shares	13,666	0.4%	13,666	0.4%	27,332	0.4%
Total	3,818,694	100.0%	3,679,837	100.0%	7,498,531	100.0%
"Free Float" (2)	361,775	9.5%	389,579	10.6%	751,354	10.0%
(1)Companies of the Santander Spain Group.
(2)Composed of Employees and Others.
(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets	17,825,913	14,794,190	28,641,494	29,515,608	152,177	129,098	46,619,584	44,438,896
Derivatives Measured At Fair Value Through Profit Or Loss, Net	1,610,342	3,927,271	-	-	12,533	6,711	1,622,875	3,933,982
Debt Instruments	-	-	-	-	-	-	-	-
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	15,784,926	10,865,422	165,366	156,837	-	-	15,950,292	11,022,259
Loans and other values with customers	-	-	27,859,775	28,767,276	113,257	94,320	27,973,032	28,861,596
Other Assets	430,645	1,497	616,353	591,495	-	-	1,046,998	592,992
Warranties and Limits	-	-	-	-	26,387	28,067	26,387	28,067
Liabilities	(4,029,513)	(3,932,658)	(11,794,406)	(12,442,585)	(319,877)	187,483	(16,143,796)	(16,187,760)
Deposits from credit institutions	(3,909,941)	(3,909,005)	(1,040,208)	(750,775)	-	-	(4,950,149)	(4,659,780)
Securities	-	-	-	-	-	-	-	-
Customer deposits	-	-	(2,691,942)	(2,623,152)	(66,206)	(72,459)	(2,758,148)	(2,695,611)
Other Liabilities - Dividends and Interest on Capital Payable	-	(181)	(7,203,361)	(8,276,298)	-	-	(7,203,361)	(8,276,479)
Other Liabilities	(119,572)	(23,472)	(858,895)	(792,360)	(253,671)	259,942	(1,232,138)	(555,890)

	01/01 to 01/31/2026	01/01 to 03/31/2025	01/01 to 01/31/2026	01/01 to 03/31/2025	01/01 to 01/31/2026	01/01 to 03/31/2025	01/01 to 01/31/2026	01/01 to 03/31/2025
Income	877,145	1,965,505	(1,333,456)	146,946	(665,472)	(385,046)	(1,121,783)	1,727,404
Interest and similar income - Loans and amounts due from credit institutions	29,332	77,754	-	51,066	794	-	30,126	128,820
Warranties and Limits	-	-	-	-	2	6	2	6
Interest expense and similar charges	(26,849)	(13,056)	(1,284,194)	(62,832)	(666,274)	(385,251)	(1,977,317)	(461,139)
Fee and commission income (expense)	(9,954)	(214)	355,199	312,870	-	198	345,245	312,854
Gains (losses) on financial assets and liabilities and exchange differences (net)	977,405	1,949,294	-	(172)	6	-	977,411	1,949,122
Other operating income (expenses)	-	-	23,118	26,280	-	-	23,118	26,280
Administrative expenses and amortization	(92,789)	(48,273)	(427,579)	(180,266)	-	-	(520,368)	(228,539)
Result on disposal of assets not classified as non-current assets held for sale	—	—	—	—	—	—	—	—
Debt Instruments Eligible for Capital	—	—	—	—	—	—	—	—
Other administrative expenses - Expenses with Donations	—	—	—	—	—	—	—	—
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 5.
(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

17.Value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended March 31, 2026 and December 31, 2025, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				03/31/2026
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	70,230,399	202,033,394	3,938,325	276,202,118
Debt instruments	65,029,194	18,680,029	2,050,231	85,759,454
Equity instruments	5,201,205	-	182,795	5,384,000
Derivatives	-	56,912,771	794,064	57,706,835
Loans and advance to customers	-	4,901,841	911,235	5,813,076
Balances with The Brazilian Central Bank	-	121,538,753	-	121,538,753
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,838,048	-	3,789,798	58,627,846
Debt instruments	54,838,028	-	3,787,677	58,625,705
Equity instruments	20	-	2,121	2,141
Derivatives Used as Hedge Accounting (Asset)	-	41,989	-	41,989

Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	112,688,041	1,520,170	114,208,211
Trading derivatives	-	51,711,097	1,520,170	53,231,267
Short positions	—	60,327,958	—	60,327,958
Debt liabilities	—	648,986	—	648,986
Derivatives Used as Hedge Accounting (Liability)	—	24,960	—	24,960

				12/31/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	84,368,028	174,725,164	3,313,957	262,407,149
Debt instruments	79,505,635	14,889,571	1,150,820	95,546,026
Equity instruments	4,862,393	-	-	4,862,393
Derivatives	-	64,266,589	1,323,617	65,590,206
Loans and advance to customers	-	5,574,067	839,520	6,413,587
Balances with The Brazilian Central Bank	-	89,994,937	-	89,994,937
Financial Assets Measured At Fair Value Through Other Comprehensive Income	65,444,645	-	4,001,938	69,446,583
Debt instruments	65,444,625	-	3,909,595	69,354,220
Equity instruments	20	-	92,343	92,363
Derivatives Used as Hedge Accounting (Asset)	-	217,492	-	217,492
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	110,545,164	1,926,147	112,471,311
Trading derivatives	-	57,901,839	1,926,147	59,827,986
Short positions	-	49,380,059	-	49,380,059
Other financial liabilities	-	-	-	-
Derivatives Used as Hedge Accounting (Liability)	-	184,005	-	184,005

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from March 31, 2026 to 2025 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2025				03/31/2026
Financial assets measured at fair value through profit or loss	3,313,957	(105,265)	362,616	367,017	3,938,325
Financial assets measured at fair value through other comprehensive income	4,001,938	(212,140)	-	-	3,789,798
Financial liabilities measured at fair value through profit or loss held for trading	1,926,147	22,179	(428,156)	-	1,520,170

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2024				03/31/2025
Financial assets measured at fair value through profit or loss	7,123,218	390,292	(2,518,353)	(2,838,227)	2,156,930
Financial assets measured at fair value through other comprehensive income	3,438,024	(11,758)	(114,168)	47,005	3,359,103
Financial liabilities measured at fair value through profit or loss held for trading	509,368	1,922,299	(1,070,759)	(561,037)	799,871

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Below we present a comparison between the carrying amounts of the Bank's financial liabilities at amortized cost measured at an amount other than fair value and their respective fair values on March 31, 2026 and December 31, 2025:

					03/31/2026
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	25,247,371	25,247,371	25,247,371	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	43,445,545	43,542,847	-	23,443,829	20,099,018
Loans and advances to customers	551,050,161	549,564,461	-	-	549,564,461
Financial assets measured at amortized cost - Debt instruments	125,511,043	125,343,808	63,813,889	93	61,529,826
Balances with The Brazilian Central Bank	92,829,562	92,829,562	-	92,829,562	-
Total	838,083,682	836,528,049	89,061,260	116,273,484	631,193,305

					12/31/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	20,232,729	20,232,729	20,232,729	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	35,947,923	35,947,923	-	20,311,427	15,636,496
Loans and advances to customers	558,134,969	558,401,338	-	-	558,401,338
Financial assets measured at amortized cost - Debt instruments	114,708,615	114,803,683	53,703,410	2,426	61,097,847
Balances with The Brazilian Central Bank	91,754,315	91,754,315	-	91,754,315	-
Total	820,778,551	821,139,988	73,936,139	112,068,168	635,135,681

ii) Financial liabilities measured at other than fair value
Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on March 31, 2026 and December 31, 2025:

					03/31/2026
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	150,159,591	150,159,591	-	22,635,515	127,524,076
Customer deposits	598,847,181	598,847,181	—	81,935,127	516,912,054
Marketable debt securities	159,679,782	156,938,164	—	—	156,938,164
Debt instruments eligible capital	29,338,672	29,338,672	—	—	29,338,672
Other financial liabilities	76,750,180	76,750,180	—	—	76,750,180
Total	1,014,775,406	1,012,033,788	—	104,570,642	907,463,146

					12/31/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	146,867,521	146,867,521	-	25,279,956	121,587,565
Customer deposits	593,328,796	593,328,796	—	76,561,726	516,767,070
Marketable debt securities	156,662,290	159,163,562	—	—	159,163,562
Debt instruments eligible capital	28,113,937	28,113,937	—	—	28,113,937
Other financial liabilities	67,414,002	67,414,002	—	—	67,414,002
Total	992,386,546	994,887,818	—	101,841,682	893,046,136

The methods and assumptions used to estimate fair value are defined below:
Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in Note 1.c.3.1.i.

18.Other disclosures

a)Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	03/31/2026		12/31/2025
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	11,442,318	12,159,550	11,595,591	11,893,221
Option Premiums to Exercise	5,582,840	5,187,497	6,312,487	5,970,844
Forward Contracts and Other	40,723,666	35,909,180	47,899,620	42,147,926
Total	57,748,824	53,256,227	65,807,698	60,011,991

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			03/31/2026			12/31/2025

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	940,807,299	(500,364)	(717,232)	1,091,352,145	(2,221,515)	(297,630)
Asset	455,722,754	7,126,067	11,442,318	544,480,673	9,298,735	11,595,591
Fees	332,145,620	2,979,245	5,126,580	424,253,131	6,039,353	6,846,017
Foreign Currency	121,929,735	4,146,822	6,315,738	118,489,312	3,257,875	4,746,233
Others	1,647,399	-	-	1,738,230	1,507	3,341
Liabilities	485,084,545	(7,626,431)	(12,159,550)	546,871,472	(11,520,250)	(11,893,221)
Fees	444,857,879	(6,378,736)	(10,374,370)	510,279,375	(10,369,508)	(10,349,447)
Foreign Currency	37,930,114	(1,245,541)	(1,317,473)	35,498,945	(1,150,742)	(1,353,372)
Others	2,296,552	(2,154)	(467,707)	1,093,152	-	(190,402)

Options	673,180,948	(2,423,255)	395,343	724,241,728	(2,364,529)	341,643
Purchased Position	301,300,285	4,227,942	5,582,840	300,697,253	4,436,345	6,312,487
Call Option - Foreign Currency	20,326,469	2,131,464	2,358,433	20,042,978	2,152,833	2,066,252
Put Option - Foreign Currency	16,772,475	916,827	1,167,363	15,954,554	855,034	900,935
Call Option - Other	19,784,687	832,864	1,934,299	12,400,038	887,741	3,216,466
Interbank Market	6,355,557	209,824	446,483	5,677,984	555,307	2,287,818
Interest Rate Risk Options	13,429,130	623,040	1,487,816	6,722,054	332,434	928,648
Put Option - Other	244,416,654	346,787	122,745	252,299,683	540,737	128,834
Interbank Market	569,886	16,105	11,206	204,462	113,366	74,030
Interest Rate Risk Options	243,846,768	330,682	111,539	252,095,221	427,371	54,804
Sold Position	371,880,663	(6,651,197)	(5,187,497)	423,544,475	(6,800,874)	(5,970,844)
Call Option - US Dollar	13,903,657	(727,141)	(776,465)	11,780,868	(629,651)	(430,424)
Put Option - US Dollar	8,438,802	(560,358)	(711,805)	12,130,582	(637,961)	(681,040)
Call Option - Other	69,711,566	(4,547,453)	(2,872,222)	90,098,059	(4,452,630)	(3,443,887)
Interbank Market	28,053,706	(2,829,177)	(1,814,900)	25,152,891	(2,505,829)	(1,845,726)
Interest Rate Risk Options	41,657,860	(1,718,276)	(1,057,322)	64,945,168	(1,946,801)	(1,598,161)
Put Option - Other	279,826,638	(816,245)	(827,005)	309,534,966	(1,080,632)	(1,415,493)
Interbank Market	1,123,205	(130,790)	(17,450)	2,860,119	(239,648)	(507,171)
Interest Rate Risk Options	278,703,433	(685,455)	(809,555)	306,674,847	(840,984)	(908,322)
Futures Contracts	319,697,026	-	-	567,709,896	-	-
Purchased Position	39,850,684	-	-	283,663,279	-	-
Exchange Coupon (DDI)	1,603	-	-	95,881,997	-	-
Interest Rates (DI1 and DIA)	-	-	-	160,220,757	-	-
Foreign Currency	31,455,176	-	-	21,182,934	-	-
Indexes (3)	4,888,467	-	-	3,206,380	-	-
Treasury Bonds/Notes	3,505,438	-	-	3,171,211	-	-
Sold Position	279,846,342	-	-	284,046,617	-	-
Exchange Coupon (DDI)	74,167,215	-	-	95,902,371	-	-
Interest Rates (DI1 and DIA)	133,203,888	-	-	160,220,757	-	-
Foreign Currency	63,723,241	-	-	21,545,898	-	-
Indexes (3)	5,246,560	-	-	3,206,380	-	-
Treasury Bonds/Notes	3,505,438	-	-	3,171,211	-	-
Forward Contracts and Other	566,050,103	108,062,916	4,814,486	480,123,205	(37,395,965)	5,751,694
Purchased Position	337,056,509	115,331,584	40,723,666	221,363,620	5,957,072	47,899,620
Currencies	260,397,388	114,258,605	7,206,490	154,265,360	5,618,233	8,490,694
Other	76,659,121	1,072,979	33,517,176	67,098,260	338,839	39,408,926
Sold Position	228,993,594	(7,268,668)	(35,909,180)	258,759,585	(43,353,037)	(42,147,926)

Currencies	152,945,652	(6,806,869)	(3,358,816)	191,491,609	(42,844,482)	(2,513,427)
Other	76,047,942	(461,799)	(32,550,364)	67,267,976	(508,555)	(39,634,499)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				03/31/2026	12/31/2025			03/31/2026		03/31/2026
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	237,975,128	393,811,137	309,021,034	940,807,299	1,091,352,145	52,063,432	128,260,420	760,483,447	95,165,891	845,641,408
Options	69,909,746	11,874,277	591,396,925	673,180,948	724,241,728	167,226,724	409,118,129	96,836,095	540,121,475	133,059,473
Futures Contracts	9,763,958	407,113	309,525,955	319,697,026	567,709,896	90,157,673	89,430,187	140,109,166	318,751,023	946,003
Forward Contracts and Other	110,411,261	359,081,643	96,557,199	566,050,103	480,123,205	314,515,261	161,637,393	89,897,449	38,249,531	527,800,572
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge
The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						03/31/2026
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	1,626,227	1,636,104	1,542,010	1,542,010	84,217	94,094
Hegde of Credit Operations	1,096,366	1,113,023	1,043,880	1,043,880	52,486	69,143
Hegde of Securities	529,861	523,081	498,130	498,130	31,731	24,951
Futures Contracts	53,612,522	52,315,094	53,128,413	51,819,025	484,109	496,069
Hegde of Credit Operations	8,230,591	7,971,496	8,051,152	7,797,366	179,439	174,130
Hegde of Securities	40,062,279	39,566,043	40,011,311	39,521,545	50,968	44,498
Funding Hedge	5,319,652	4,777,555	5,065,950	4,500,114	253,702	277,441

						12/31/2025
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	1,772,953	1,772,396	1,664,551	1,664,551	108,402	107,845
Hegde of Credit Operations	1,206,323	1,208,934	1,166,421	1,166,421	39,902	42,513
Hegde of Securities	566,630	563,462	498,130	498,130	68,500	65,332
Futures Contracts	62,479,883	58,971,531	61,963,365	58,383,294	516,518	588,237
Hegde of Credit Operations	1,734,576	1,580,811	1,565,217	1,384,510	169,359	196,301
Hegde of Securities	55,187,708	52,690,842	55,116,924	52,602,490	70,784	88,352
Funding Hedge	5,557,599	4,699,878	5,281,224	4,396,294	276,375	303,584
(1) Credit values refer to active operations and debit operations to passive operations.

				03/31/2026	12/31/2025
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	1,043,880	-	498,130	1,542,010	1,664,551
Credit Operations Hedge	1,043,880	-	-	1,043,880	1,166,421
Hegde of Securities	-	-	498,130	498,130	498,130
Futures Contracts	3,649,227	19,800,294	28,369,504	51,819,025	58,383,294
Credit Operations Hedge	1,219,317	5,974,633	603,416	7,797,366	1,384,510
Hegde of Securities	2,429,910	12,494,519	24,597,116	39,521,545	52,602,490
Hedge of Funding	-	1,331,142	3,168,972	4,500,114	4,396,294

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the caption “Other Comprehensive Income – cash flow hedges” until the expected transactions occur, when that portion is then recognized in the consolidated statements of income, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, that portion will be included in the cost of the financial asset or liability.

	03/31/2026	12/31/2025
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
CDB	(80,523)	(367,808)
Total	(80,523)	(367,808)

						03/31/2026
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	65,196,332	64,791,084	65,342,060	64,955,400	(145,728)	(164,316)
Hegde of Securities	601,584	205,037	786,660	400,000	(185,076)	(194,963)
Funding Hedge	64,594,748	64,586,047	64,555,400	64,555,400	39,348	30,647

						12/31/2025
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	75,691,789	76,698,781	76,258,560	76,698,781	(566,771)	(626,619)
Hegde of Securities	5,803,656	6,864,200	6,048,160	6,864,200	(244,504)	(250,800)
Funding Hedge	69,888,133	69,834,581	70,210,400	69,834,581	(322,267)	(375,819)
(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.
(1) Credit values refer to active operations and debt operations to passive operations.

				03/31/2026	12/31/2025
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Futures Contracts	-	34,509,600	30,445,800	64,955,400	77,325,400
Hegde of Securities	-	-	-	-	-
Securities Hedge	-	-	400,000	400,000	7,115,000
Hedge of Funding	-	34,509,600	30,045,800	64,555,400	70,210,400

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE)

				Notional
		03/31/2026		12/31/2025
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	-	8,744,756	-	7,950,397
Total	-	8,744,756	-	7,950,397

During the period, there was no credit event related to taxable events provided for in the contracts.

		03/31/2026		12/31/2025
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	8,744,756	8,744,756	7,950,397	7,950,397
Per Risk Classification: Below Investment Grade	8,744,756	8,744,756	7,950,397	7,950,397
Per Reference Entity: Brazilian Government	8,744,756	8,744,756	7,950,397	7,950,397

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for transactions traded on B3 (the current corporate name of BM&F Bovespa) with proprietary and third-party derivative financial instruments is composed mostly of federal government bonds.

	03/31/2026	12/31/2025
Financial Treasury Bill - LFT	14,465,702	18,735,636
National Treasury Bill - LTN	15,582,923	15,971,113
National Treasury Notes - NTN	3,026,158	7,063,913
Total	33,074,783	41,770,662

b)Operational Limits

Bacen requires financial institutions to maintain a Reference Equity (PR), Level I PR and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market risk and operational risk installments.
As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Capital Conservation Additive and 1.00% of Systemic Additive. The PR Tier I is 9.50% and the Minimum Principal Capital is 8.00%. In continuity with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021. The absolute value of the negative adjustment recorded in equity, resulting from the application, on January 1, 2025, of the criteria for establishing a provision for expected losses provided for in CMN Resolution No. 4,966, should impact capital in a phased manner, following the instructions and calendar of CMN Resolution No. 5,199.

	03/31/2026	12/31/2025

Level I Reference Assets	93,734.1	94,548.4
Main Capital	85,917.9	86,426.5
Additional Capital	7,816.2	8,121.9
Level II Reference Equity	22,045.3	20,521.2
Reference Heritage (Level I and II)	115,779.4	115,069.5
Credit Risk (1)	627,072.0	627,239.5
Market Risk (2)	44,227.3	45,564.2
Operational Risk	92,832.0	74,911.2
Total RWA (3)	764,131.3	747,714.9
Basel Index Level I	12.27	12.64
Basel Core Capital Index	11.24	11.56
Basel Reference Equity Index	15.15	15.39

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c)Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with the best market practices and the classification criteria for transactions and capital management established by the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/2020, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on March 31, 2026.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(6,798)	(238,562)	(477,124)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(46)	(226)	(453)
Inflation	Exposures subject to variation in price index coupon rates	(14,057)	(44,287)	(88,573)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(2,576)	(7,191)	(14,381)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(414)	(3,303)	(6,606)
Foreign Currency	Exposures subject to Foreign Exchange	(122)	(3,038)	(6,076)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(3,074)	(28,840)	(57,680)
Shares and Indexes	Exposures subject to Change in Shares Price	(419)	(10,480)	(20,960)
Commodities	Exposures subject to Change in Commodity Price	(229)	(5,728)	(11,456)
Total (1)		(27,735)	(341,655)	(683,309)
(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(46,661)	(1,702,682)	(3,405,773)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(36,137)	(1,363,761)	(2,465,818)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(36,147)	(640,199)	(1,183,481)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(3,124)	(121,886)	(226,056)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,300)	(32,590)	(64,679)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(4,189)	(849,758)	(1,784,875)
Foreign Currency	Exposures subject to Foreign Exchange	1,774	44,342	88,685
Total (1)		(127,784)	(4,666,534)	(9,041,997)
(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	03/31/2026	12/31/2025
Managed funds	235,237,871	227,012,763
Total	235,237,871	227,012,763

e) Securities held by third parties in custody

As of March 31, 2026, and December 31, 2025, the Bank held in custody debt securities and securities of third parties totaling R$133.685.104 and R$146.156.911, respectively.

19.Subsequent Events

a)Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on April 10, 2026, approved the proposal of the Company's Executive Board, subject to ratification by the Ordinary General Meeting, for the distribution of Interest on Equity in the amount of R$ 2,000,000,000.00 (two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of the day on April 20, 2026 (inclusive) were entitled to the Interest on Equity. Therefore, from April 22, 2026 (inclusive), the Bank's shares were traded "Ex-Interest on Equity". The Interest on Equity will be paid starting May 7, 2026. The Interest on Equity was fully allocated to the minimum mandatory dividends distributed by the Bank for the fiscal year 2026, without any remuneration for monetary adjustment.

APPENDIX I – Consolidated Condensed Statement of Value Added

	01/01 to 03/31/2026		01/01 to 03/31/2025
Interest and similar income	42,434,402		38,750,552
Fee and commission income (net)	4,185,001		4,212,264
Impairment losses on financial assets (net)	(7,308,745)		(7,264,611)
Other income and expense	(1,738,412)		(85,315)
Interest expense and similar charges	(26,324,712)		(23,924,821)
Third-party input	(2,411,692)		(2,252,678)
Materials, energy and other	(169,344)		(176,590)
Third-party services	(1,640,941)		(1,553,360)
Impairment of assets	(35,550)		(91,127)
Other	(565,857)		(431,601)
Gross added value	8,835,842		9,435,391
Retention
Depreciation and amortization	(663,281)		(703,335)
Added value produced	8,172,561		8,732,056
Investments in affiliates and subsidiaries	124,743		86,615
Added value to distribute	8,297,304		8,818,671
Added value distribution
Employee	2,564,185	30.9%	2,665,302	30.2%
Compensation	1,850,376		1,898,400
Benefits	525,307		548,146
FGTS	145,786		136,692
Other	42,716		82,064
Taxes, fees and contributions	2,405,629	29.0%	2,967,124	33.6%
Federal	2,402,489		2,964,787
Municipal	3,140		2,337
Compensation of third-party capital - rental	45,940	0.6%	34,662	0.4%
Remuneration of interest on capital	3,281,550	39.5%	3,151,583	35.7%
Dividends and interest on capital	2,000,000		1,500,000
Profit Reinvestment	1,217,994		1,608,800
Profit (loss) attributable to non-controlling interests	63,556		42,783
Total	8,297,304	100.0%	8,818,671	100.0%

Composition of Management Bodies as of March 31, 2026

Administrative Board

Deborah Stern Vieitas – President (independent)
Javier Maldonado Trinchant – Vice-president
Cristiana Almeida Pipponzi – Counselor (independent)
Cristina San Jose Brosa - Counselor
Deborah Patricia Wright - Counselor (independent)
Ede Ilson Viani - Counselor
Mario Roberto Opice Leão - Counselor
Nitin Prabhu - Counselor
Pedro Augusto de Melo Counselor (independent)
Vanessa de Souza Lobato Barbosa - Counselor

Antonio Carlos Quintella - Conselheiro (independente)

Audit Committee

Pedro Augusto de Melo – Coordinator
Luiz Carlos Nannini - Qualified Technical Member
Andrea Maria Ramos Leonel – Member
René Luiz Grande – Member

Risk and Compliance Committee

Antonio Carlos Quintella - Coordinator
Cristina San Jose Brosa - Member
Deborah Stern Vieitas – Member
Jaime Leôncio Singer – Member
José Mauricio Pereira Coelho - Member

Sustainability Committee

Cristiana Almeida Pipponzi – Coordinator
Deborah Stern Vieitas – Member
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

Nominating and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Javier Maldonado Trinchant – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

Innovation and Technology Committee
Nitin Prabhu - Coordinator
Deborah Stern Vieitas - Member
Ede Ilson Viani - Member
Eduardo Alvarez Garrido - Member
Gilberto Duarte de Abreu Filho - Member
Guilherme Horn - Member
Mario Roberto Opice Leão - Member

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Carlos Díaz Álvarez
Carlos Ignacio Muñiz Gonzalez Blanch
Cezar Augusto Janikian
Christian George Egan*
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Denis Ferro Junior
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Augusto de Andrade Barbosa
Leonardo Mendes Cabral
Marcelo Aleixo

Marcos Jose Maia da Silva
Mariana Cahen Margulies
Mauricio Caliggiuri Inforçati
Michele Soares Ishii
Nicolás Vergara
Pablo Agote Alique**
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

*Ownership pending approval by the Central Bank of Brazil.
**Possession pending regulatory approvals.

Accountant

Anna Paula Dorce Armonia – CRC Nº 1SP – 198352/9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30    , 2026

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer